10026365

UNITED STATES
...IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC
112

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mathew Hughey **201-352-6057**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of __________________________, 20________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____

____

____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, William Frey, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc. as of December 31, 2009 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $5,169 credits $564,784).

February 26, 2010

Signature — Date

William Frey

Chief Financial Officer
Managing Director
UBS Financial Services, Inc
Title

STATE OF NEW JERSEY

Sworn to before me this
26 th day of February 2010

FRANCES SOARES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 7/13/2014

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the consolidated statement of financial condition, the Company restated the beginning balance of stockholder's equity to reflect the correction of errors related to certain employee compensation balances of prior years.

February 26, 2010

Ernst & Young LLP

UBS Financial Services Inc.
Consolidated Statement of Financial Condition
December 31, 2009
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	882,675
Cash and securities segregated and on deposit for federal and other regulations		1,819,488
Financial instruments owned, at fair value		1,000,221
Securities purchased under agreements to resell		5,932,587
Securities borrowed		746,613
Receivables:		
Clients (net of allowance for doubtful accounts of $ 212)		2,607,368
Brokers and dealers		186,646
Dividends and interest		23,474
Fees and other		36,165
Receivable from affiliated companies		92,502
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $ 805,627)		460,792
Goodwill and intangibles		668,741
Other assets		1,342,075
Total assets	$	15,799,347
Liabilities and stockholder's equity		
Financial instruments sold, not yet purchased, at fair value	$	24,239
Securities sold under agreements to repurchase		3,537,616
Securities loaned		675,292
Payables:		
Clients (including free credit balances of $ 1,841,557)		3,210,123
Brokers and dealers		69,016
Dividends and interest		26,432
Other liabilities and accrued expenses		1,091,420
Accrued compensation and benefits		1,414,987
Payable to affiliated companies		1,536,066
		11,585,191
Long-term borrowings		155,000
Commitments and contingencies (Note 9)		
Subordinated liabilities		2,522,000
Stockholder's equity		1,537,156
Total liabilities and stockholder's equity	$	15,799,347

See Notes to Consolidated Statement of Financial Condition

Note (1) Organization and Basis of Presentation

Organization
The consolidated statement of financial condition includes the accounts of UBS Financial Services Inc. and its wholly owned subsidiaries (collectively, "UBSFSI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services serving the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

In March 2009, the Company entered into an agreement to sell 56 branches to Stifel, Nicolaus & Company, Incorporated. The sale was completed in four separate closings in the second half of 2009.

On December 31, 2009, wholly owned subsidiaries of UBS Americas, UBS International Inc. ("UBSI") and UBS Services USA LLC ("UBSS"), broker-dealer affiliates of the Company, merged into UBSFSI. Consequently, the Company's consolidated statement of financial condition includes the results of UBSI and UBSS.

UBSI, along with its wholly owned subsidiary UBS International Hong Kong Limited, were engaged in the same principal line of business as UBSFSI, that of serving the investment and capital needs of individual and institutional clients. Prior to the merger, UBSFSI had provided clearing and depository operations for the clients of UBSI on fully disclosed basis.

UBSS had provided personnel and facilities to assist UBS Americas and its affiliates, principally UBSFSI, with certain administrative and support functions. UBSS did not engage in securities transactions, provide clearance facilities or maintain customer accounts.

Note (1) Organization and Basis of Presentation (continued)

Basis of Presentation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation; the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Note (2) Summary of Significant Accounting Policies

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Related revenues and expenses are recorded in the accounts on a trade date basis. Unrealized gains and losses from marking-to-market trading instruments daily are included in principal transactions revenue. Realized gains and losses on trading instruments and any related interest amounts are included in principal transactions revenue and interest revenue and expense, respectively.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Note (2) Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty in the consolidated statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2009, the Company obtained and had available securities with a fair value of approximately $14,467,686 on such terms, of which approximately $6,568,490 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Note (2) Summary of Significant Accounting Policies (continued)

Revenues
Commission income is recognized on settlement date. Recording commissions on a trade date basis would not have a material effect on the consolidated statement of financial condition. Investment advisory fees and investment banking fees are recognized in the period in which they are earned. Investment banking fees principally consist of municipal underwriting fees incurred by UBS Financial Services Incorporated of Puerto Rico ("UBSFSIPR"), a wholly owned subsidiary of UBSFSI.

Depreciation and Amortization
The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes."

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand alone returns in other state and local jurisdictions. Federal, state and local, and foreign taxes are provided for on a separate return basis.

Undistributed earnings of UBSFSIPR are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable.

Note (2) Summary of Significant Accounting Policies (continued)

Tax benefits associated with share-based compensation
The FASB ASC 715 "Share-Based Payment", states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the consolidated financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholder's equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. Currently, the Company's taxable income, without regard to the excess deduction, is less than the amount of current excess deductions, and accordingly, the benefit recorded in the current year is limited.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are not amortized but are tested annually for impairment and charged to the statements of operations if required. Identifiable intangible assets with finite lives are amortized over their useful life.

Accounting Developments
In July 2009, the FASB issued ASC 105, "generally accepted accounting principles" which establishes the FASB Accounting Standards Codification ("Codification") to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded. The Company has adopted the Codification and the notes have been updated to reflect new Codification references.

(in thousands of dollars)

Note (2) Summary of Significant Accounting Policies (continued)

For the 2009 consolidated statement of financial condition, the Company adopted the portion of ASC 820 related to "Fair Value Measurements for nonfinancial assets and liabilities measured on a nonrecurring basis". This amendment, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. The Company also adopted the portion of ASC 820 related to "Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and indentifying transactions that are not orderly". Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption did not have a material impact on the Company's consolidated statement of financial condition.

In 2009, the Company adopted an amendment to ASC 805, "Business Combinations". The amendment changes ASC 805 as it now requires transaction costs to be expensed, contingent consideration is recorded at fair value as a component of the purchase price with subsequent adjustments recognized in operations and subsequent decreases in valuation allowance on acquired deferred tax assets are recognized in operations after the measurement period. The amendment to ASC 810, "Noncontrolling Interests in Consolidated Financial Statements", changes the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. This amendment requires us to classify non-controlling interest as part of earnings, and the accumulated amount of noncontrolling interests as part of shareholders equity. The adoption of ASC 805 and ASC 810 did not result in material impact on the Company's consolidated statement of financial condition.

In 2009, the Company adopted an amendment to ASC 815, " Disclosures about Derivative Instruments and Hedging Activities". The amendment requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk related contingent features in derivative agreements. The adoption of ASC 815 did not result in any additional disclosures on the Company's consolidated statement of financial condtion.

(in thousands of dollars)

Note (2) Summary of Significant Accounting Policies (continued)

In 2009, the Company adopted ASC 350, "Determination of the Useful Life of Intangible Assets", provides for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. This amendment replaced the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. The adoption did not impact the Company's consolidated statement of financial condition.

In 2009, the Company adopted ASC 715, "Employers' Disclosures about Postretirement Benefit Plan Assets", which requires additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. These required disclosures are similar to the disclosure requirements in ASC 820, "Fair Value Measurements and Disclosures". The amendment in ASC 715 also replaces the requirement to disclose the percentage of the fair value of total plan assets with a requirement to disclose the fair value of each major asset category. The adoption of ASC 715 was disclosed in Note 13 in the Company's consolidated statement of financial condition.

In 2009, the Company adopted ASC 855, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the Company's consolidated financial statements are issued or available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date - that is, whether that date represents the date the consolidated statement of financial statements was issued or was available to be issued. The Company evaluates subsequent events through the date that the Company's consolidated statement of financial condition is issued.

In 2009, the Company adopted the portion of ASC 860, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions", applicable to the FASB Staff Position 140-3. Under the guidance of this portion of ASC 860, there is a presumption that the initial transfer of a financial asset and subsequent repurchase financing involving the same asset are considered part of the same arrangement (i.e., a linked transaction). However, if certain criteria are met, the initial transfer and repurchase financing will be evaluated as two separate transactions. The adoption of this portion of ASC 860 did not have a material impact on the Company's consolidated statement of financial condition.

(in thousands of dollars)

Note (2) Summary of Significant Accounting Policies (continued)

Accounting Pronouncements not yet adopted

In June 2009, the portion of ASC 860, "Accounting for Transfers of Financial Assets", applicable to the FASB Statement of Financial Standards No. 166, was issued. The amendments will be effective January 1, 2010. The amendment will establish sale accounting criteria for transfers of financial assets. The Company is currently assessing the impact of the requirements on its consolidated statement of financial condition.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures" (ASC Topic 820), "Improving Disclosures about Fair Value Measurements" ("ASU No. 2010-06"). ASU No. 2010-06 improves existing disclosures and adds new disclosures surrounding fair value measurement. Certain disclosures of roll forward activity in Level 3 are effective for fiscal years beginning after December 15, 2010, while other disclosures are effective for annual reporting periods beginning after December 15, 2009. Early adoption is permitted. The Company is currently assessing the disclosure requirements on its consolidated statement of financial condition.

Note (3) Fair Value Measurement

FASB ASC 820, "Fair Value Measurements", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement considers attributes specific to an asset or liability, for example restrictions, if any, on the sale or use of the asset at the measurement date.

The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

Note (3) Fair Value Measurement (continued)

For financial instruments which are quoted in an active market, fair value is determined directly from those quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those quotes represent actual and regularly occurring market transactions on an arm's length basis.

For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques based wherever possible on assumptions supported by observable market prices or rates existing at the measurement date. This is the case for the majority of OTC derivatives and for many unquoted instruments and other items which are not traded in active markets.

For a portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is the case for certain complex or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are believed by management to be reasonable assumptions, based on market conditions.

Financial instruments are valued at the bid price for long positions and the offer price for short positions. For financial instruments with offsetting market risks, the mid-market price is used to determine fair value.

Where a residual exposure exists, a mid-to-bid or mid-to-offer valuation adjustment is recorded. In an attempt to increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy outlined in ASC 820-10 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (level 1) and the lowest priority to unobservable inputs (level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number factors specific to the financial instrument.

(in thousands of dollars)

Note (3) Fair Value Measurement (continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

At December 31, 2009, the financial instruments owned and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Quoted Prices in Active markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Financial Instruments Owned:				
Money Market & Other ST Debt	$ 534,227	$ -	$ -	$ 534,227
US Government & Agencies	823	-	-	823
Equities	33,643	12,968	-	46,611
Mortgage-Backed Securities	-	3,369	-	3,369
State & Municipal Obligations	415,191	-	-	415,191
Total	$ 983,884	$ 16,337	$ -	$ 1,000,221
Financial Instruments Sold, Not Yet Purchased:				
Equities	$ 20,431	$ -	$ -	$ 20,431
State & Municipal Obligations	546	-	-	546
Mortgage-Backed Securities	-	3,262	-	3,262
Total	$ 20,977	$ 3,262	$ -	$ 24,239

In addition, the Company has investments in exchange memberships in the amount of $3,273 which are carried at cost. This amount is included in other assets in the accompanying consolidated statement of financial condition.

(in thousands of dollars)

Note (4) Related Party Transactions

At December 31, 2009, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and securities segregated and on deposit for federal and other regulations	$ 1,676,492
Securities purchased under agreements to resell	$ 2,045,404
Securities borrowed	746,613
Receivable from affiliated companies	91,774
Liabilities	
Securities sold under agreements to repurchase	$ 1,482,871
Securities loaned	675,292
Payable to affiliated companies	1,4924,933
Long-term borrowings	155,000
Subordinated liabilities	2,522,000

On December 31, 2009 UBSI and UBSS, entities under common control of UBS Americas, merged into the Company. UBSI transferred assets, liabilities and equity of $122,210, $50,012, and $72,198, respectively. UBSS transferred assets, liabilities and equity of $175,208, $76,846, and $98,362, respectively.

In the normal course of business, the Company enters into transactions with affiliated companies.

Note (4) Related Party Transactions (continued)

Revenue Sharing Arrangements
Pursuant to service level arrangements, the Company provides certain services from and to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Bank USA.

As a result of the merger with UBSI, UBSFSI has succeeded into contractual agreements with UBS AG, New York Branch (the "Branch") and UBS Securities LLC ("UBSS LLC").

Pursuant to the agreement with the Branch ("the Branch Agreement"), the Company is allocated interest on introduced customers' un-invested balances.

The agreement with UBSS LLC is an allocation to the Company of a selling concession when customers introduced by the Company acquire securities underwritten by the affiliates.

The Company has also entered into a Distribution Support Services agreement with UBS Global Asset Management for distribution, marketing support, and other services. Under the agreement, the Company receives a fee of 5 basis points of all sales of of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company receives a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997.

Administrative Services Arrangements
Pursuant to service level arrangements, the Company receives services from and provides services to affiliates. The significant arrangements where the Company receives services to affiliates include agreements with UBSS LLC for operational support services and securities research services.

Note (4) Related Party Transactions (continued)

The Branch Agreement also pertains to administrative services provided by the Branch, including personnel and facilities.

Real estate Arrangements
Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

Other Arrangements

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through UBSS LLC.

Finance Arrangements
A substantial portion of the payable to affiliated companies represents amounts due to UBS AG Cayman Island Branch ("UBS Cayman") which facilitates the funding between UBSFSI and affiliates. Interest on intercompany balances is based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

Note (5) Short-Term Borrowings

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

(in thousands of dollars)

Note (6) Long-Term Borrowings

At December 31, 2009 the total amount of secured promissory notes due to UBS Americas is $155,000 (the "Notes"). The amounts of $105,000 and $50,000 are due on October 31, 2010 and June 29, 2011, respectively. The Notes bear interest from the closing dates on the unpaid principal amount thereof at a rate per annum equal to the USD overnight LIBOR as posted daily by the British Bankers Association. These Notes are classified as long-term borrowings, collateralized by certain assets of the Company, totaling $279,794 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with net capital rules as discussed in Note (11), $155,000 of such assets are included as allowable assets in the calculation of regulatory capital.

Note (7) Subordinated Liabilities

At December 31, 2009, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving Subordinated Loan	03/01/2015	$ 1,780,000	$ 2,000,000
Subordinated Term Loan	09/01/2016	600,000	600,000
Revolving Subordinated Loan	03/31/2012	42,000	75,000
Revolving Subordinated Loan	03/26/2013	60,000	75,000
Revolving Subordinated Loan	03/01/2015	40,000	40,000
Total		$ 2,522,000	$ 2,790,000

Each loan bears interest at a rate based upon USD overnight LIBOR as posted daily by the British Bankers Association.

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid.

Note (8) Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to the established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Note (8) Risk Management (continued)

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2009 were settled without material adverse effect on the consolidated financial statements, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2009, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Note (8) Risk Management (continued)

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems (for example failed IT systems, or fraud perpetrated by a UBS employee), or from external causes, whether deliberate, accidental or natural. It is inherent in all of UBS's activities. Operational risks are monitored and, to the extent possible, controlled and mitigated. UBS's approach to operational risk is not designed to eliminate risk altogether but, rather, to contain risks within levels deemed acceptable by senior management.

Note (9) Commitments and Contingencies

Leases

The Company leases office space and equipment under noncancelable operating and capital lease agreements which expire at various dates through 2023. Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future sublease rental income.

Legal Proceeding - Auction Rate Securities Matters

On August 8, 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General ("NYAG"), the Massachusetts Securities Division and other state agencies represented by the Northern American Securities Administrators Association, whereby UBS agreed to offer to buy back auction rate securities ("ARS") from eligible customers within certain time periods, the last of which begins on June 30, 2010, and to pay penalties of $150,000, which were recognized by UBSFSI in 2008. In late 2008, UBS finalized its settlement with the SEC, the NYAG and the State of Massachusetts, and continues to finalize agreements with the other state regulators.

On August 8, 2008, the Company entered into an ARS Purchase Agreement with UBSS LLC. Under the terms of the agreement, the Company would sell ARS to UBSS LLC which the Company would have acquired from its clients under terms of the regulatory settlement. However, on October 7, 2008, the Auction Rate Securities Purchase Agreement was cancelled and UBS assumed responsibility of the future commitments associated with ARS.

(in thousands of dollars)

Note (9) Commitments and Contingencies (continued)

Legal Proceeding - Lehman Structured Products
UBSFSI sold structured products issued by Lehman Brothers ("Lehman") to its clients which were adversely impacted when Lehman filed for bankruptcy in September 2008. UBSFSI has been named in a putative class action litigation along with other defendants alleging materially misleading statements and omissions in various Lehman structured note prospectuses and asserting claims under Sections 11 and 12(a)(2) of the 1933 Act, and also has been named in numerous individual civil suits and customer arbitrations. UBSFSI also was named in a proceeding brought by the New Hampshire Bureau of Securities, and is responding investigations by other regulators relating to the sale of Lehman structured products to UBSFSI clients.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position

Other Commitments and Contingencies
At December 31, 2009 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $19,020, which approximate fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2009, the Company had outstanding $175,119 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments in its subsidiary, UBSFSIPR. Settlement of these transactions at December 31, 2009, would not have had a material impact on the consolidated statement of financial condition.

(in thousands of dollars)

Note (10) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2009:

	UBSFSI per FOCUS	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 15,796,208	$ 2,468,274	$ (2,465,135)	$ 15,799,347
Total stockholder's equity	$ 1,537,263	$ 86,699	$ (86,806)	$ 1,537,156

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2009, the computation of net capital in accordance with the Net Capital Rule includes $55,116 of capital of other subsidiaries. See Note (11) Regulatory Requirements.

Note (11) Regulatory Requirements

The Company is subject to the Net Capital Rule and the New York Stock Exchange ("NYSE") Growth and Business Reduction capital requirements. Under the alternative method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,348,110 was 35.44% of its December 31, 2009 aggregate debit items and its net capital in excess of the minimum required was $1,259,163. Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC, NYSE and FINRA.

Note (12) Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

Selected employees receive a portion of their annual performance-related compensation in UBS shares, notional UBS shares or Alternative Investment Vehicles ("AIVs") instead of cash, on a mandatory basis ("EOP"). The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, the EOP awards vest in one-third increments over a three-year vesting period. These awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. Compensation expense is recognized in the performance year if the employee meets these retirement eligibility requirements at the date of grant. During 2009, the Company only granted EOP awards to certain employees for which it had an outstanding contractual obligation.

Certain key employees are granted stock-settled Stock Appreciation Rights ("SARs") or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted. A SAR gives employees the right to receive such number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option's strike price. Options granted prior to 2008 generally vest in one-third increments over a three-year vesting period and generally expire ten years from the grant date. SARs and options granted from 2008 onwards vest in full following a three-year vesting period and generally expire ten years from the grant date. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Note (12) Equity Participation and Other Compensation Plans (continued)

Conditional Variable Compensation Plan ("CVCP")" was a one-time forward looking compensation plan under which awards were granted to certain employees on a mandatory basis in 2009. Under CVCP, the Company awards a contingent right to receive cash payments at vesting subject to forfeiture provisions. These awards are generally forfeitable upon termination of employment and additionally require profitability and recapitalization performance hurdles to be met in order for the awards not to forfeit. The awards vest in one-third increments over a three-year vesting period. Compensation expense is recognized over the shorter of the vesting period and the period from the service inception date to the retirement eligibility date of the employee. No further grants will be made under this plan.

Certain eligible employees of the Company participate in the PartnerPlus Plan, a non-qualified cash deferred compensation plan. Under the PartnerPlus Plan, the Company awards amounts based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the PartnerPlus Plan up to a percentage of the Company's contributions. The amounts awarded earn annual interest and vest in 20% increments in years six through ten after the grant date. The Company contributions and all interest earned are forfeitable in certain circumstances. Compensation expense is recognized on a straight-line basis from the date of grant over the earlier of the vesting period or assumed retirement (age 65 with 5 years of service).

The Company offers a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase UBS shares at their market value on the purchase date and receive two options for each UBS share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. UBS shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant.

The fair value of options and SARS is determined by means of a Monte Carlo simulation. The simulation technique uses a mix of implied and historic volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the options are granted, such as the vesting period, forced exercises during the lifetime and gain and time dependent exercise behavior. The expected term of each option is calculated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility is derived from the implied volatilities of traded Parent options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a fixed rate over the term of the options.

(in thousands of dollars)

Note (12) Equity Participation and Other Compensation Plans (continued)

The fair value of SARs and options granted during 2009 was determined using the following assumptions (in CHF):

Awards	Weighted-Average	Range Low	Range High
Expected volatility (%)	48.22	40.91	53.47
Risk free interest rate (%)	2.16	1.50	2.57
Expected dividend	0.27	–	0.29
Strike price	11.88	9.35	40.00
Share price	11.64	9.35	19.27

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a compensatory advance in the form of an employee loan. These employee loans have been capitalized and are being expensed on a straight-line basis over the terms specified in each agreement.

Note (13) Pension and other Post-employment Benefit Plans

Defined Benefit Pension Plan
Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI ("the Plan"), which was frozen in 1998.

The following table shows the changes in the projected benefit obligation and fair value of plan assets during 2009, as well as the funded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2009:

(in thousands of dollars)

Note (13) Pension and other Post-employment Benefit Plans (continued)

Change in Benefit Obligation:	
Benefit obligation at January 1, 2009	$691,841
Service cost	4,605
Interest cost	46,668
Actuarial gain	102,802
Benefits paid	(47,100)
Benefit obligation at December, 31, 2009	798,816
Change in Plan Assets:	
Fair value of Plan assets at January 1, 2009	576,994
Expected return on assets	42,984
Plan asset gain	33,670
Company contributions	100,000
Benefits paid	(47,100)
Fair value of Plan assets at December 31, 2009	706,548
December 31, 2009 status: Under funded	$92,268

The under funded status of the plan of $92,268 at December 31, 2009 is recognized in the accompanying consolidated statement of financial condition in accrued compensation and benefits as long-term accrued pension liability.

The measurement date was December 31, 2009. The accumulated benefit obligation was $797,090 for the year ended December 31, 2009.

For 2009, the benefit obligation for the Plan was determined using an assumed discount rate of 6% and an assumed rate of compensation increase of 4%. The weighted-average assumed rate of return on Plan assets was 7.6%. The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets.

Investment Policies and Strategies
The equity allocation includes U.S. equity of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

(in thousands of dollars)

Note (13) Pension and other Post-employment Benefit Plans (continued)

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption
A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions
In December 2009, the Company contributed $100,000 to the Plan. The future contributions will be evaluated on a quarterly basis by the Company.

Estimated Future Benefit Payments:
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments	Post-Retirement Medical/Life Benefit Payments
2010	$47,100	$1,154
2011	41,547	1,873
2012	44,998	1,422
2013	47,805	1,295
2014	50,551	1,271
Years 2015 – 2019	$286,546	$7,316

At December 31, 2009, the investments held by the Pension Plan allocated to the ASC 820 hierarchies, fair values, and weighted average asset allocations are as follows:

(in thousands of dollars)

Note (13) Pension and other Post-employment Benefit Plans (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Weighted Average Total Asset Allocation
Mutual Funds	$216,325	$35,607	$	$251,932	35.8%
Short-term Investments	118,678	770		119,448	17.0%
Equity Securities		60,514		60,514	8.6%
Government Securities		72,804		72,804	10.3%
Corporate Debt Obligations		190,337	4,345	194,682	27.6%
Venture Capital and Partnerships			3,718	3,718	0.5%
Asset Backed Securities		1,297		1,297	0.2%
Total net investments, at fair value	$335,003	$361,329	$ 8,063	$704,395	100%
Accrued Income Expense				2,139	
Pending Purchases and Sales				14	
				$706,548	

In the year ended December 31, 2009 there were no direct investments in UBS stock or debt included in the assets held by the Pension Plan.

The Plan's long-term asset allocation target is 45% equity securities and 55% fixed income securities with a range of plus or minus 2%.

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

(in thousands of dollars)

Note (13) Pension and other Post-employment Benefit Plans (continued)

	Corporate Debt Obligations	Venture Capital and Partnerships	Total
Balance at January 1, 2009	$ 3,519	$ 4,665	$ 8,184
Gains/Losses Realized/Unrealized	440	(947)	(507)
Purchases, Issuances, Settlements	386	-	386
Transfers in and/or out of Level 3			
Balance at December 31, 2009	$ 4,345	$ 3,718	$ 8,063

Following are the major categories of plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Equity securities: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded. The value of certain equity securities for which there is no active market are based on the unit price of shares held.

Mutual funds, commingled funds: Valued at the net asset value of shares held by the Plan at year end.

Short-term investment funds: Valued at their outstanding balances, which approximate fair value.

Venture Capital and Partnerships: Valued at fair value using methods determined in good faith by General Partners of the funds.

Government Securities, Corporate Debt Obligations, and Municipal Securities: Valued based on yields currently available on comparable securities with similar credit ratings.

(in thousands of dollars)

Note (13) Pension and other Post-employment Benefit Plans (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Post-Retirement Medical and Life Plans
The underfunded status of the plan of $16,695 at December 31, 2009 is recognized in the accompanying consolidated statement of financial condition as $15,541 as a long-term accrued pension liability and $1,154 as a current liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2009.

The assumed health care cost trend rate used in determining post-retirement benefit expense is assumed to be 10% for 2009 and to decrease to an ultimate trend rate of 5% in 2014. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

	1% increase	1% decrease
Effect on total service and interest cost	$ 61	$ (56)
Effect on postretirement benefit obligation	$269	$(251)

Other Benefit Plans
Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

(in thousands of dollars)

Note (14) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for certain of its federal, state and local and foreign deferred tax assets, and accordingly, a valuation allowance of $1,240,924 has been recorded.

The components of the Company's deferred tax assets and liabilities as of December 31, 2009 were as follows:

Deferred tax assets	
Employee benefits	$728,693
Accelerated income and deferred deductions	380,504
Book over tax depreciation	56,819
Valuation of trading assets and investments	2,442
Net operating loss carryforwards	515,855
	1,684,313
Valuation allowance	(1,240,924)
Total deferred tax assets	443,389
Valuation of trading liabilities and investments	-
Accelerated deductions and deferred income	241,312
Total deferred tax liabilities	241,312
Net deferred tax assets	$202,077

(in thousands of dollars)

Note (14) Income Taxes (continued)

At December 31, 2009, the Company's federal net operating loss carry forwards will begin to expire in 2028 while the state and local net operating loss carry forwards will begin to expire in 2018. Due to changes in the tax law, the Company carried back its federal net operating loss. There is generally no carry back allowed for state and local purposes.

The effective tax rate for the Company differs from the statutory federal rate primarily due to the valuation allowance on certain of the Company's federal, state and local and foreign deferred tax assets, state and local taxes offset by the carry back of federal net operating losses.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance of unrecognized tax benefits as of January 1, 2009	$ 161,045
Gross increases in tax positions taken during prior periods	16,045
Gross decreases in tax positions taken during prior periods	(18,149)
Gross increases in tax positions taken during the current period	-
Decreases due to settlements with tax authorities	(11,495)
Decreases due to lapse of statute of limitations	-
Balance of unrecognized tax benefits as of December 31, 2009	$ 147,446
Total amount of unrecognized tax benefits that, if recognized, impact the effective tax rate	$ 45,123
Total interest and penalties recognized on the consolidated statement of financial condition	$ 47,371

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

(in thousands of dollars)

Note (14) Income Taxes (continued)

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2009, the consolidated group of which the Company is a member remains under examination by the Internal Revenue Service ("IRS") for tax years 2000 through 2004 and 2005 through 2008. There are various state and local jurisdictions currently under audit for tax years 1997 through 2006.

Although the Company remains under examination by the IRS for tax years 2000 through 2008, the Company considers the IRS examination for tax years 2000 through 2004 to be effectively settled as of June 30, 2008. In anticipation of the formal closing of this examination in the coming months, federal and state and local reserves related to previously unrecognized tax benefits have been adjusted to reflect the results of the audit. Regarding the audit, the IRS has proposed adjustments that relate to related party fees, partnership income and certain other expenses. The Company believes that at the completion of the audit, it is reasonably possible that unrecognized tax benefits will decrease by $23,164 by the end of 2010. As the completion of the IRS examination will affect the unrecognized tax benefits related to certain state and local jurisdictions, the Company believes that such unrecognized tax benefits will decrease by $5,957.

Note (15) Prior Period Adjustment

During 2009, the Company restated the beginning balance of retained earnings in the amount of $630 to reflect the correction of deferred compensation recorded on the books of UBSFSIPR.

Note (16) Subsequent Event

The Company has updated its subsequent event disclosure through February 26, 2010, the date the Company's consolidated statement of financial condition was available to be issued.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Inc.
(a subsidiary of UBS Americas Inc.)

December 31, 2009
with Report of Independent Registered Public Accounting Firm